May 24, 2016
Via EDGAR and Federal Express

Ms. Loan Lauren P. Nguyen
Legal Branch Chief, Office of Natural Resources
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Magellan Petroleum Corporation (“Magellan” or the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2016
File No. 1-05507

Dear Ms. Nguyen:
The Company is in receipt of the comment letter dated May 13, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). In connection therewith, the Company (i) has filed via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “First Amended Proxy Statement”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information, and (ii) has provided the Commission with certain requested information enclosed herewith.
The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. For the Staff’s convenience, we have included with this letter, a “redlined” copy of the First Amended Proxy Statement showing all changes to the filing since the filing of the Proxy Statement.
Responses to SEC Comments
General

1.	We note that this transaction may be a sale of substantially all of your assets to a significant shareholder who appears to be an affiliate. Please provide us your legal analysis explaining

Loan Lauren P. Nguyen
May 24, 2016

whether the transaction is the first step in a series of transactions that will result in the application of Rule 13e-3.
Response: We respectfully submit that the Exchange (as defined in the Proxy Statement) is not the first step in a series of transactions that will result in the application of Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because the Exchange is not intended to have any of the effects described in Rule 13e-3(a)(3)(ii) and in fact is intended to prevent the deregistration and delisting of the Company’s securities.
A Rule 13e-3 transaction is any transaction or series of transactions, including a solicitation subject to Regulation 14A in connection with a sale of substantially all the assets of an issuer to its affiliate, that has either a reasonable likelihood or a purpose of causing, either directly or indirectly, (i) any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 under the Exchange Act or causing the reporting obligations with respect to such class to become eligible for suspension under Rule 12h-3 under the Exchange Act; or (ii) causing any class of equity securities of the issuer which is listed on a national securities exchange to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.
As discussed under “Background of the Exchange” in the Proxy Statement, the dramatic decline in worldwide oil prices beginning in mid-2014 has had a variety of adverse effects on the Company, including by reducing revenues from the shallow conventional wells of Nautilus Poplar LLC (“Poplar”), a wholly owned subsidiary of Magellan. The reduction in Poplar’s revenues has caused liquidity constraints for the Company that the Exchange is intended, in part, to address. As discussed under “Post-Exchange Business Strategy” in the Proxy Statement, the special committee of the board of directors of the Company (the “Special Committee”) believes that the Exchange and the monetization of some or all of the Company’s remaining assets should allow the Company to continue to operate on a limited basis and satisfy its remaining financial obligations for a substantial period of time following the completion of the Exchange. The Special Committee also believes that Magellan’s public platform is of potential additional value, which could be realized through a merger or similar business combination transaction with another company. Although the terms, timing, and availability of a possible post-Exchange merger or other business combination transaction are uncertain and subject to certain risks, the Special Committee believes that the Exchange may facilitate such a transaction, including by eliminating the Company’s debt, the Magellan Series A convertible preferred stock (the “Preferred Stock”), and virtually all liabilities associated with Poplar. The Exchange will position Magellan to focus on generating additional value for stockholders by monetizing the Company’s international assets and pursuing business combination opportunities, possibly with private companies or international parties interested in accessing the U.S. capital markets. The Company believes that pursuit of this strategy will enable it to prevent the deregistration and delisting of the Company’s securities and, therefore, the application of Rule 13e-3.
In addition, we note that, as disclosed on page 49 of the First Amended Proxy Statement, the Company recently received a letter from Nasdaq Listing Qualifications stating that due to the Company’s reported negative stockholders’ equity as of March 31, 2016, it no longer satisfies Nasdaq continued listing requirements. The Company expects that completion of the Exchange and the sale of certain

Loan Lauren P. Nguyen
May 24, 2016

assets will allow it to regain compliance with Nasdaq rules within the applicable grace period such that its common stock can continue trading on the Nasdaq Capital Market.

2.
Please explain why the proxy statement/prospectus does not include the information required by Item 402(t) of Regulation S-K or the advisory vote required by Rule 14a-21(c) of the Securities Exchange Act of 1934. Refer to Item 5 of Schedule 14A.

Response: The Company does not have any “golden parachute” or similar arrangements with any of its named executive officers providing for cash severance payments, stock awards for which vesting would be accelerated, in-the-money options awards for which vesting would be accelerated, payments in cancellation of stock and option awards, pension or nonqualified deferred compensation benefit enhancements, perquisites or other personal benefits or property, health care or welfare benefits, tax reimbursements or other compensation, in each case, based on or otherwise related to the Exchange within the meaning of Item 402(t)(2) of Regulation S-K. The completion of the Exchange will not result in a change of control for purposes of the Company’s employment agreements with its executive officers. Moreover, the completion of the Exchange will not result in a change in control for purposes of the Company’s equity incentive plans and, as a result, there are no equity awards held by our named executive officers for which vesting will accelerate as a result of the Exchange.
Therefore, we respectfully advise the Staff that based on the foregoing, no disclosure is required under Item 402(t) of Regulation S-K. We have added disclosure to the First Amended Proxy Statement indicating that there is no compensation payable to any named executive officer that is based on or otherwise relates to the Exchange. Please see pages 12 and 50 of the First Amended Proxy Statement.

3.	With your revised Schedule 14A, please include a copy of the preliminary proxy card. Refer to Exchange Act Rule 14a-6(a).
Response: In response to the Staff’s comment, the Company has included a copy of the preliminary proxy card at the end of the First Amended Proxy Statement, just after the annexes thereto.

4.
The exchange agreement you entered into with [One] Stone Holdings II LP appears to involve the disposition of a substantial part of your assets. Please tell us how you considered Item 14(a)(4) of Schedule 14A and revise to provide the information required by Item 14 of Schedule 14A.

Response: In response to the Staff’s comment, the Company has included on pages 15-19 and beginning on pages F-1 and H-1 of the First Amended Proxy Statement, pursuant to Section 1140.6 of the Division of Corporation Finance Financial Reporting Manual, unaudited financial statements of the business to be disposed of in the Exchange and, because Poplar, which comprises the vast majority of the economic activity of such business, is a discontinued operation, pro forma operating information for each of the past two fiscal years and relevant interim periods.
Questions and Answers About Voting Procedures and the Meeting, page 1

5.
Please include a question and answer explaining why you are proposing to sell your Poplar CO2-EOR project, which comprises substantially all of your assets, at this time and the effect of such sale. Your disclosure should discuss that following the Exchange you will have no substantial operations or revenue generating entities, and whether you believe the company will be a shell company as defined in Rule 12b-2 of the Exchange Act following the Exchange.

Response: The Company has revised the disclosures in response to the Staff’s comment. Please see pages 2 and 3 of the First Amended Proxy Statement.

Loan Lauren P. Nguyen
May 24, 2016

The Exchange, page 25
Background of the Exchange, page 25

6.
Please expand your discussion to disclose how the consideration for the Exchange was initially determined by you and Petrie and eventually agreed upon with One Stone. Tell us how you quantified each portion of the consideration, including the value of the Preferred Stock. Explain why you selected an effective date of September 30, 2015 for the Exchange. In that regard, we note that the Special Committee focused on a sale of Poplar because payment of the liquidation preference was lower than a change in control payment and the liquidation price was subject to reduction on May 17, 2015.

Response: The Company has revised the disclosures in response to the Staff’s comment. Please see page 33 of the First Amended Proxy Statement. The Staff is advised that the determination of the effective date was not based on considerations relating to the liquidation preference of, or change of control payment relating to, the Preferred Stock.

7.
During January 2016, you state that One Stone indicated an unwillingness to negotiate the transaction further unless it could meet with Mi3 on an “unsupervised” basis. Following this meeting, you disclose on page 28 that One Stone indicated it reached an agreement with Mi3 and was prepared to re-engage in negotiations with you. Please describe the agreement between One Stone and Mi3, and explain how it affected your negotiations with One Stone.

In addition, please discuss the $100,000 payment to Mi3, contingent upon the completion of a transaction resulting in the sale of Poplar to a third party, that is disclosed in your Form 10-Q for the quarterly period ended December 31, 2015.
Response: The Company has revised the disclosures in response to the Staff’s comment. Please see pages 34 and 36 of the First Amended Proxy Statement.

8.
During February 17, 2016 through March 31, 2016, please specifically disclose any discussions relating to the pledge and note agreements, including the specific consideration given to the value of such debt in connection with the Exchange.

Response: The Company has revised the disclosures in response to the Staff’s comment. Please see pages 35 and 36 of the First Amended Proxy Statement.
Opinion of Magellan’s Financial Advisor, page 32
Comparable Property Transaction Analysis, page 36

9.	Please provide additional disclosure about the underlying data used to calculate the multiples implied by the precedent property transactions.
Response: The Company has revised the disclosures in response to the Staff’s comment. Please see pages 43 and 44 of the First Amended Proxy Statement.
Annex D

10.
The opinion states that it is being rendered on the condition that is subject to the engagement letter, including the standard terms and conditions attached thereto. Please provide us with copies of the engagement letter for your financial advisor.

Loan Lauren P. Nguyen
May 24, 2016

Response: Legal counsel for the Company, Davis Graham & Stubbs LLP, will deliver to the Staff on a supplemental basis the engagement letter between the Company and Petrie Partners, LLC dated as of June 29, 2015, as amended on March 14, 2016. We request that the copy of the engagement letter provided be returned to the Company or Davis Graham & Stubbs LLP upon the Staff’s completion of its review of the Proxy Statement.
Registrant’s Closing Comments
We acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 484-2400.
Sincerely,

/s/ J. Thomas Wilson
J. Thomas Wilson
President and Chief Executive Officer

cc:    John Elofson, Davis Graham & Stubbs LLP

Enclosure